Exhibit 99.1

February 22nd, 2017

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES

Av. Santa Cruz No. 315

Miraflores - Lima 18

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event. Credicorp’s Board of Directors, in its session held on February 22nd, 2017, agreed unanimously on the following matters:

1.	Approved the Annual Report of the Company for the financial year ended December 31st, 2016 that the Chairman will present at the Annual General Meeting of Shareholders on March 31st, 2017.

2.	Approved the audited consolidated financial statements of the Company and its subsidiaries, for the financial year ended December 31st, 2016, including the report of the independent external auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, to be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 31st, 2017.

3.	Approved to present for approval to the Annual General Meeting of Shareholders: (i) the list of proposed candidates that will hold office for the period 2017 – 2020, and (ii) their remuneration. The proposed candidates are:

a.	Benedicto Cigüeñas Guevara
b.	Fernando Fort Marie
c.	Patricia Lizárraga Guthertz
d.	Raimundo Morales Dasso
e.	Martín Perez Monteverde
f.	Luis Enrique Romero Belismelis
g.	Dionisio Romero Paoletti
h.	Juan Carlos Verme Giannoni

4.	Agreed to recommend the reappointment of Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, as the independent external auditors of the Company for the financial year 2017, with the previous authorization of the Audit Committee; and to propose to the Annual General Meeting of Shareholders to assign to the Audit Committee the approval of the independent external auditor’s fees.

The aformentioned agreements will be submitted for consideration and approval at the Company’s Annual General Meeting of Shareholders, which will be held on March 31st, 2017, at 3:00p.m.

Furthermore the Board of Directors also agreed unanimously the following:

1.	To pay its shareholders a cash dividend of S/ 1,159,628,337.82 for a total of 94,382,317 outstanding shares, which is equivalent to S/ 12.2865 per share. The cash dividend will be paid out on May 12th, 2017, without withholding tax at source, to shareholders of record on April 18th, 2017. The dividend will be paid in US Dollars using the weighted exchange rate registered by the Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 10th, 2017. The US Dollar dividend amount will be rounded up to four decimals. The Board of Directors approved the distribution of dividend according to the Bye-Laws of the Company and considering a total net income attained in the financial year 2016 of S/ 3,514,582,247.63.

2.	To transfer: (i) S/ 500,000,000.00 to restricted especial reserves, and (ii) S/ 1,854,953,909.81 to especial reserves. As a result, restricted especial reserves will amount to S/ 11,070,962,766.47, which cannot be used without the authorization of the Superintendency of Banks, Insurance and Pension Funds.

3.	To transfer S/ 179,639,012.09 to retained earnings.

The minutes and the annexes thereto (Good Corporate Governance and Corporate Sustainability Report), as well as the financial information (Report, Financial Statements and Notes) of Credicorp Ltd. and its subsidiaries as of December 31, 2016 audited by external independent auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, will be published today in the portal MVNet, in compliance with the Resolution.

Sincerely,

CREDICORP LTD.

/s/ Miriam Böttger

Stock Market Representative